Exhibit (k)(3)
The Zweig Fund, Inc.
March 1, 2006
Phoenix Equity Planning Corp.
56 Prospect Street
P.O. Box 150480
Hartford, Connecticut 06115-0480
Re: Administration Agreement
Ladies and Gentlemen:
     This will confirm that effective as of March 1, 2006, the first sentence of Section 3 of the Administration Agreement between The Zweig Fund, Inc. and Phoenix Equity Planning Corp. is amended and restated to read as follows:
     “3. As full compensation for the services performed and the facilities furnished by the Administrator, the Fund shall pay the Administrator a fee at the annual rate of 0.065% of the average daily net assets of the Fund during the previous month.”
     Kindly indicate your agreement to the foregoing by signing and returning a copy of this letter.

Very truly yours,

Carlton Neel,
Executive Vice President

AGREED TO:

PHOENIX EQUITY PLANNING CORP.

By: /s/ [ILLEGIBLE]
Name: [ILLEGIBLE]
Title: V. P. Operations
900 Third Avenue • New York, New York 10022
(212) 451-1100